UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Mavenir Systems, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

577675101

(CUSIP Number)

December 31, 2013

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 577675101	13G	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems International B.V. (“CSIBV”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,034,229 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,034,229 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,229 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% *
12	TYPE OF REPORTING PERSON CO

(1)	Shared with the other Reporting Persons (defined below) solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of Cisco Systems Netherlands Holdings B.V. and an indirect wholly owned subsidiary of each other Reporting Person. Includes a warrant to purchase 898,284 shares of Issuer’s Common Stock exercisable by CSIBV.
*	Based on 23,274,023 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “Commission”) on December 5, 2013.

CUSIP No. 577675101	13G	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems Netherlands Holdings B.V. (“CSNH”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,034,229 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,034,229 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,229 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% *
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Common Stock shared with the other Reporting Persons, solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNH and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4. Includes a warrant to purchase 898,284 shares of Issuer’s Common Stock exercisable by CSIBV.
*	Based on 23,274,023 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 5, 2013.

CUSIP No. 577675101	13G	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems International SARL (“CSI”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,034,229 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,034,229 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,229 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% *
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Common Stock shared with the other Reporting Persons, solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNH and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4. Includes a warrant to purchase 898,284 shares of Issuer’s Common Stock exercisable by CSIBV.
*	Based on 23,274,023 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 5, 2013.

CUSIP No. 577675101	13G	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems Global Holdings Ltd. (“CSGHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,034,229 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,034,229 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,229 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% *
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Common Stock shared with the other Reporting Persons, solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNH and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4. Includes a warrant to purchase 898,284 shares of Issuer’s Common Stock exercisable by CSIBV.
*	Based on 23,274,023 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 5, 2013.

CUSIP No. 577675101	13G	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Worldwide Holdings Ltd. (“CWHL”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,034,229 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,034,229 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,229 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% *
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Common Stock shared with the other Reporting Persons, solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNH and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4. Includes a warrant to purchase 898,284 shares of Issuer’s Common Stock exercisable by CSIBV.
*	Based on 23,274,023 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 5, 2013.

CUSIP No. 577675101	13G	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Technology, Inc. (“CTI”) I.R.S. Identification No. 77-0462351
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,034,229 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,034,229 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,229 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% *
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Common Stock shared with the other Reporting Persons, solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNH and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4. Includes a warrant to purchase 898,284 shares of Issuer’s Common Stock exercisable by CSIBV.
*	Based on 23,274,023 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 5, 2013.

CUSIP No. 577675101	13G	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Cisco Systems, Inc. (“Cisco”) I.R.S. Identification No. 77-0059951
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,034,229 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,034,229 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,034,229 (2)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4% *
12	TYPE OF REPORTING PERSON CO

(2)	Represents shares of the Issuer’s Common Stock shared with the other Reporting Persons, solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNH and an indirect wholly owned subsidiary of each other Reporting Person. Each of the Reporting Persons other than CSIBV disclaims beneficial ownership of the shares pursuant to Rule 13d-4. Includes a warrant to purchase 898,284 shares of Issuer’s Common Stock exercisable by CSIBV.
*	Based on 23,274,023 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 5, 2013.

CUSIP No. 577675101	13G	Page 9 of 13 Pages

Item 1(a)	Name of Issuer:

Mavenir Systems, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

1700 International Parkway, Suite 200, Richardson, TX 75081

Item 2(a)	Name of Person Filing:

(i)       Cisco Systems International B.V. (“CSIBV”);

(ii)      Cisco Systems Netherlands Holdings B.V. (“CSNH”);

(iii)     Cisco Systems International SARL (“CSI”);

(iv)     Cisco Systems Global Holdings Ltd. (“CSGHL”);

(v)      Cisco Worldwide Holdings Ltd. (“CWHL”);

(vi)     Cisco Technology, Inc. (“CTI”);

(vii)    Cisco Systems, Inc. (“Cisco”).

Each of the entities (i) through (vii) above is a “Reporting Person” and collectively, the “Reporting Persons.”

Item 2(b)	Address of Principal Business Office or, If None, Residence

(i)       Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH, Amsterdam, Netherlands

(ii)      Haarlerbergpark, Haarlerbergweg 13-19, 1101 CH, Amsterdam, Netherlands

(iii)     Avenue des Uttins 5, Rolle, Vaud, 1180 Switzerland

(iv)     Avenue des Uttins 5, Rolle, Vaud, 1180 Switzerland

(v)      Avenue des Uttins 5, Rolle, Vaud, 1180 Switzerland

(vi)     170 West Tasman Drive, San Jose, California 95134

(vii)    170 West Tasman Drive, San Jose, California 95134

Item 2(c)	Citizenship:

(i) Netherlands (ii) Netherlands (iii) Switzerland (iv) Bermuda (v) Bermuda (vi) State of California (vii) State of California

Item 2(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

Item 2(e)	CUSIP Number:

577675101

CUSIP No. 577675101	13G	Page 10 of 13 Pages

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o)

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

	(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:

Not applicable.

CUSIP No. 577675101	13G	Page 11 of 13 Pages

Item 4.	Ownership

(a) Amount Beneficially Owned: 2,034,229 shares (1)

(b) Percent of Class: 8.4% *

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 0

(ii) Shared power to vote or direct the vote: 2,034,229 shares(1)

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 2,034,229 shares(1)[1]

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner or more than five percent of the class of securities, check the following box: ☐

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

(1)	Shared with the other Reporting Persons solely by virtue of the fact that CSIBV, the record holder of these shares, is a direct wholly owned subsidiary of CSNH and an indirect wholly owned subsidiary of each other Reporting Person. Includes a warrant to purchase 898,284 shares of Issuer’s Common Stock exercisable by CSIBV.
*	Based on 23,274,023 shares of the Issuer’s Common Stock issued and outstanding as of December 2, 2013, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on December 5, 2013.

CUSIP No. 577675101	13G	Page 12 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2014	CISCO SYSTEMS INTERNATIONAL B.V.

	By:	/s/ Ulrika Carlsson
	Name:	Ulrika Carlsson
	Title:	Director

Dated: February 13, 2014	CISCO SYSTEMS NETHERLANDS HOLDINGS B.V.

	By:	/s/ Ulrika Carlsson
	Name:	Ulrika Carlsson
	Title:	Director

Dated: February 13, 2014	CISCO SYSTEMS INTERNATIONAL SARL

	By:	/s/ Petra Lindner
	Name:	Petra Lindner
	Title:	Director

	By:	/s/ Lolkje Boersma
	Name:	Lolkje Boersma
	Title:	Director

Dated: February 13, 2014	CISCO SYSTEMS GLOBAL HOLDINGS LTD.

	By:	/s/ Petra Lindner
	Name:	Petra Lindner
	Title:	Director

	By:	/s/ Lolkje Boersma
	Name:	Lolkje Boersma
	Title:	Director

Dated: February 13, 2014	CISCO WORLDWIDE HOLDINGS LTD.

	By:	/s/ Petra Lindner
	Name:	Petra Lindner
	Title:	Director

	By:	/s/ Lolkje Boersma
	Name:	Lolkje Boersma
	Title:	Director

Dated: February 13, 2014	CISCO TECHNOLOGY, INC.

	By:	/s/ Evan Sloves
	Name:	Evan Sloves
	Title:	President

CUSIP No. 577675101	13G	Page 13 of 13 Pages

Dated: February 13, 2014	CISCO SYSTEMS, INC.

	By:	/s/ Mark Chandler
	Name:	Mark Chandler
	Title:	Senior Vice President, Legal Services, General Counsel and Secretary, and Chief Compliance Officer

EXHIBIT INDEX

Exhibit	Title

A	Joint Filing Agreement dated February 13, 2014 among the Reporting Persons.